

13030279

3/8*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41367 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ______ AND ENDING ______
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Du Pasquier and Co, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin Nebbia and Associates, CPA

(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 Fairfield, NJ 07004

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
14 REGISTRATIONS BRANCH

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

na 3/1/13

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

**INDEPENDENT AUDITOR'S REPORT**

To the Board of Directors of
du Pasquier & Co., Inc.

We have audited the accompanying statement of financial condition of du Pasquier & Co., Inc. as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of du Pasquier & Co., Inc. at December 31, 2012 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

*Alperin, Nebbia & Associates, CPA, PA*

Fairfield, NJ
February 27, 2013

**DU PASQUIER & CO., INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2012**

## ASSETS

| | | |
|---|---|---|
| **Current Assets:** | | |
| Cash and cash equivalents | $ | 523,742 |
| Due from clearing broker | | 583,790 |
| Investments - at market value | | 227,510 |
| Prepaid expenses | | 58,265 |
| Deferred income tax benefit | | 156,020 |
| Total current assets | | 1,549,327 |
| **Property and Equipment, net** | | - |
| **Other Asset:** | | |
| Advances on commissions | | 218,878 |
| Other receivables | | 2,896 |
| Security deposit | | 33,333 |
| Total other assets | | 255,107 |
| Total Assets | $ | 1,804,434 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Current Liabilities:** | | |
| Accrued compensation payable | $ | 259,137 |
| Accounts payable and other liabilities | | 466,421 |
| Due to clearing broker | | 207,116 |
| Total current liabilities | | 932,674 |
| **Commitments and Contingencies** | | |
| **Stockholder's Equity** | | |
| Common stock, no par value; 200 shares authorized; 15 shares issued and outstanding | | 100,000 |
| Additional paid in capital | | 1,627,500 |
| Retained earnings | | (855,740) |
| Total stockholder's equity | | 871,760 |
| Total Liabilities and Stockholder's Equity | $ | 1,804,434 |

See notes to the statement of financial condition.

## DU PASQUIER & CO., INC.
## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2012

### Note A – Organization and Significant Accounting Policies

Nature of Business

du Pasquier & Co., Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company was formed in New York on June 12, 1991. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records.

Cash and Cash Equivalents

Cash and cash equivalents include investments in mutual funds invested in money market sweep account funds and short-term foreign investments. Cash and cash equivalents, also includes cash held in foreign bank accounts in the amount of $268,132.

Excess Concentration

At December 31, 2012, the Company had cash and money market balances in excess of insured limits with various financial institutions. The amount in excess of insured balances was $268,132.

Securities Transactions

Agency transactions are cleared through Pershing LLC ("Pershing") and are recorded on a trade date basis when commission revenues and expenses also recorded. Securities transactions for the Company's own accounts are recorded on trade date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 5 years.

Revenue Recognition

Commissions revenue includes revenue resulting from executing stock exchange listed securities, over-the counter securities and other transactions as agent for the Company's clients.

Commissions revenues and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions earned could vary based on a number of factors, including performance of the financial markets traded by the Company's clients.

**Note A – Organization and Significant Accounting Policies (continued)**

Income Taxes

The Company, with the consent of its shareholder, elected on August 1, 1999 under the Internal Revenue Code and applicable New York State statutes to be an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The provision for income taxes includes taxes owed to New York City.

Deferred Taxes

Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax basis. Deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for unrealized gains on investments.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure defines fair value, establishes an framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC Topic 820-10-35 are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

**Note A – Organization and Significant Accounting Policies (continued)**

Fair Value Measurements (Continued)

The following table sets forth information about the Company's three levels of fair value hierarchy at December 31, 2012:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common Stock | $ 224,910 | $ - | $ - | $ 224,910 |
| Restricted Stock | - | 2,600 | - | 2,600 |
| Total | $ 224,910 | $ 2,600 | $ - | $ 227,510 |

At December 31, 2012, the Company held no level 3 assets and there were no transfers in and out of Level 3 for the year ended December 31, 2012.

Advances on Commissions

It is the Company's policy to make advances to commissioned brokers. These advances are repaid as commissions are earned. As of December 31, 2012 the Company has outstanding advances in the amount of $218,878.

Subsequent Events

Subsequent events were evaluated through February 27, 2013 which is the date the financial statements were available to be issued.

**Note B – Investments**

As of December 31, 2012, the Company owned 9,000 shares of NASDAQ common stock with a fair market value of $224,910 and a cost of $134,200. The total unrealized gain with respect to these securities at December 31, 2012 was $90,710. The Company also owned 520,000 shares of Cirmaker Technology Corp. common stock with a fair market value of $2,600 and a cost of $-0-. The total unrealized gain with respect to these securities at December 31, 2012 was $2,600.

**Note C – Property and Equipment**

Property and equipment consist of the following:

| | |
|---|---|
| Office equipment | $ 57,347 |
| Computer software | 35,875 |
| Furniture and fixtures | 30,000 |
| Computer equipment | 5,336 |
| | 128,558 |
| Less: accumulated depreciation | 128,558 |
| Property and equipment, net | $ -0- |

**DU PASQUIER & CO., INC.**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2012**

### Note D – Shareholder's Distributions and Additional Paid In Capital

The Company distributed cash to the shareholder for the year ended December 31, 2012 of $195,000.

During the year ended December 31, 2012, the shareholder contributed additional capital of $1,297,500.

### Note E - Uncertain Tax Positions

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance resulted in no change.

As of December 31, 2012, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2012, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2012, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction, the State and Local jurisdictions of New York State and New York City. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal, State and Local income tax returns prior to calendar year 2010 will be closed by statute on March 15, 2013.

### Note F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 the Company had net capital of $325,547, which was $225,547 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.33 to 1.

### Note G – Pension Plans

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2012.

### Note H – Commitments and Contingencies

The Company occupies office space in Paris, France under a month-to-month lease.

The Company occupies office space in New York, NY under a month-to-month lease.

**Note H – Commitments and Contingencies (Continued)**

The Company uses Pershing to process its securities transactions and to provide custodial and other services. The Company pays a fee on a percentage of revenue basis for securities transactions executed and cleared by Pershing and interest on balances owed to Pershing. At times, the Company has significant money balances on deposit with Pershing.

The Company is involved in a lawsuit related to their normal course of business. As of December 31, 2012, management cannot predict the outcome of the lawsuit or estimate the amount of any loss that may result. Accordingly, no provision for any contingent liabilities that may result has been made in the financial statements.

On or about July 9, 2012, an employee initiated legal proceedings against the Company relating to his employment agreement, damages and back pay. Due to the inherent uncertainties of arbitration management is unable to estimate a possible range of loss.

**Note I – Legal Settlement**

In March 2012, the Company reached a settlement with a claimant related to transactions which took place in 2006 and 2007 for which the Company acted as a placement agent for notes. The Company entered into this settlement agreement for the purpose of avoiding risks and costs of further proceedings. As part of the $70,000 settlement, the Company has acquired the notes from the claimant.

In September 2012, the Company reached a settlement with a claimant related to transactions which took place in 2006 and 2007 for which the Company acted as a placement agent for notes. The Company entered into this settlement agreement for the purpose of avoiding risks and costs of further proceedings. As part of the $460,000 settlement, the Company has acquired the notes from the claimant. The amount of $287,500 was paid in 2012. The remaining balance due as of December 31, 2012 of $172,500 is to be paid in four semi-annual payments of $30,000 each with the final payment of $52,500 due no later than March 1, 2015.

In November 2012, the Company reached a settlement with a claimant related to transactions which took place in 2006 and 2007 for which the Company acted as a placement agent for notes. The Company entered into this settlement agreement for the purpose of avoiding risks and costs of further proceedings. As part of the $390,000 settlement, the Company has acquired the notes from the claimant. The amount of $340,000 was paid in 2012. The remaining balance due as of December 31, 2012 of $50,000 is to be paid in 2013.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

To The Board of Directors
du Pasquier & Co., Inc.

Dear Sirs:

In planning and performing our audit of the financial statements of du Pasquier & Co., Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of du Pasquier & Co., Inc. as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 27, 2013.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2013